April 29, 2019

David J. Bryant
Chief Financial Officer
Exantas Capital Corp.
717 Fifth Avenue
New York, NY 10022

       Re: Exantas Capital Corp.
           Form 10-K for the year ended December 31, 2018
           Filed March 11, 2019
           File No. 001-32733

Dear Mr. Bryant:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Core Earnings, page 67

1. We note that you have added back certain items excluded from Core Earnings allocable to common shares to arrive at Core Earnings allocable to common shares, adjusted. To the extent that this additional measure is presented in future filings, include a statement disclosing the reasons why management believes that it provides differentiated useful information to investors in accordance with Item 10(e)(i)(C) of Regulation S-K. Please also tell us why you believe it is appropriate to add back loss on redemption of preferred stock when you are presenting a measure of income allocable to common shares.
Liquidity and Capital Resources, page 70

2. We note that you use repurchase agreements to finance certain assets. In future filings, please quantify 1) the average quarterly balance of repurchase agreements, 2) the period
 David J. Bryant
Exantas Capital Corp.
April 29, 2019
Page 2
         end balance for each of those quarters and 3) the maximum balance at any month-end for each of the past three years. Explain the causes and business reasons for significant variances among these amounts.
Consolidated Statements of Cash Flows, page 87

3. Please present proceeds from and repayments of repurchase agreements on a gross basis in future filings in accordance with ASC 230-10-45-7 through 45-9.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kristi Marrone at (202) 551-3429 or Wilson Lee at (202) 551-3468 with any questions.



                                                            Sincerely,
FirstName LastNameDavid J. Bryant
                                                            Division of
Corporation Finance
Comapany NameExantas Capital Corp.
                                                            Office of Real
Estate and
April 29, 2019 Page 2                                       Commodities
FirstName LastName